Exhibit (a)(1)(vii)

Frequently Asked Questions Regarding The Hackett Group's

Tender Offer to Purchase up to $55 Million of Its Common Stock

The Hackett Group is providing the following additional information, in the form of questions and answers, regarding its tender offer to purchase up to $55 million in value of its common stock. Hackett’s tender offer was launched on February 22, 2012 and is scheduled to expire on March 21, 2012. These questions and answers should be read in conjunction with the Offer to Purchase and other tender offer materials the Company has previously mailed to stockholders and filed with the Securities and Exchange Commission (the “SEC”). This document is being released publicly, and filed with the SEC.

1) What is a tender offer?

A tender offer is a way for a company to buy back shares of stock that it had previously issued. There are various forms of tender offers. There are four basic steps in our tender offer, which is known as a “modified Dutch auction” tender offer.

1.	Hackett sets a range at which it is willing to purchase shares. For this offer, Hackett wants to repurchase up to $55 million of Hackett common stock between a minimum price of $4.25 and a maximum price of $5.00 per share. At the end of the process, Hackett will pay the same price for all the shares that it purchases.

2.	Stockholders must follow the instructions contained in the Offer to Purchase to tender their shares. To tender shares, a stockholder chooses a minimum price within the range of $4.25 and $5.00 per share (in $0.05 increments) at which they are willing to sell all or some of their shares. In the alternative, they may choose to sell all or some of their shares without setting a price. By not specifying a price, a stockholder is agreeing to sell at the final purchase price determined in the offer, increasing the likelihood that those shares will be repurchased.

3.	Next, the purchase price is set at the lowest price within this range at which Hackett can purchase up to $55 million of Hackett common stock.

4.	Finally, Hackett will purchase all shares properly tendered at or below the final purchase price. If, based on the final purchase price, more than $55 million in value of Hackett's common stock is properly tendered, not properly withdrawn from and accepted pursuant to the offer, Hackett will purchase all shares tendered at or below the final purchase price on a pro rata basis.

The foregoing description is a basic summary and is not a complete description of all the terms and conditions of the tender offer, which are set forth in the Offer to Purchase.

2) Where can a Hackett associate find a copy of the Offer to Purchase?

Stockholders may obtain a free copy of the tender offer documents (including the Offer to Purchase) that was filed by Hackett with the SEC from the SEC’s website at www.sec.gov or by calling Georgeson Inc., the information agent for the tender offer, at (877) 278-9672 (toll free).

3) What does Hackett or the Board of Directors think of the offer?

Neither Hackett, nor any member of its Board of Directors is making recommendations to any stockholders, including current and former associates that hold our shares, as to whether they should tender or refrain from tendering their shares or as to the purchase price or purchase prices at which to tender their shares. The decision to tender or to refrain from tendering shares should be made after carefully reviewing the Offer to Purchase, and associates should discuss whether to tender or refrain from tendering with their broker or other financial or tax advisors.

4) May current associates participate in the tender offer?

All associates who are stockholders may participate in the tender offer. How associates tender their shares of Hackett common stock depends on where their shares are held. Associates may have shares of Hackett common stock in an account with Computershare (as a result of the delivery of stock received upon the vesting of restricted stock units (RSUs) or at Morgan Stanley Smith Barney (as a result of the exercise of stock options or participation in our Employee Stock Purchase Plan (the "ESPP") up to and including the purchase period that ended on December 30, 2011), or with another broker or financial institution.

5) May associates exercise their vested stock options to participate in the tender offer?

Yes. Associates may exercise vested stock options and tender the acquired shares of Hackett common stock in the tender offer as long as the shares are received in sufficient time before the scheduled expiration of the offer. If an associate chooses to exercise options to participate in the tender offer, there can be no assurance that any such acquired shares tendered will be accepted by Hackett and purchased for cash in the tender offer. Option exercises may not be rescinded. Accordingly, if an associate exercises options to acquire shares and those shares are not purchased in the tender offer, that associate will remain a Hackett stockholder. Option exercises will not be rescinded. Once an associate exercises a vested stock option, those acquired shares will be delivered to their account at Morgan Stanley Smith Barney.

6) May an associate tender unvested RSUs in the tender offer?

No. Only shares of Hackett common stock may be tendered. Therefore, only shares that have already been acquired through the vesting of RSUs may be tendered. If such shares are held in a Computershare account, the associate will receive instructions on how to tender his or her shares directly from Computershare.

7) If all of my Hackett equity awards are not vested yet (e.g., unvested stock options or RSUs), am I eligible to participate in the tender offer?

Hackett is only offering to purchase outstanding shares of Hackett common stock. Unvested stock options or RSUs awards are not eligible to be tendered in the offer.

8) How is the purchase price determined?

The purchase price will be set at the lowest purchase price within the range of $4.25 and $5.00 per share that will allow Hackett to purchase $55 million of its common stock. If $55 million of Hackett common stock is not tendered, the purchase price will be set at the level that will allow Hackett to buy all the shares validly tendered and not withdrawn.

9) Why wouldn’t associates just offer to tender shares of Hackett common stock at the highest price in the range?

If an associate selects the highest price, his or her shares may not be purchased. The final purchase price determined in the tender offer may not be the highest price in the range. If the purchase price is in the middle or on the low end of the range, all stockholders who chose to tender their shares at higher prices will not have their shares repurchased by Hackett.

If you wish to maximize the chance that Hackett will purchase your shares, you should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the section of the Letter of Transmittal captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered,” indicating that you will accept the final purchase price. You should understand that this election may have the effect of lowering the final purchase price and could result in your shares being purchased at the minimum price of $4.25 per share, a price that could be below the last reported sale price of the shares on the NASDAQ Global Market on the expiration date.

10) When will I know at what price Hackett will buy back the shares of Hackett common stock?

Promptly after the scheduled expiration of the tender offer, Hackett will publicly announce the price at which it will repurchase shares of Hackett common stock.

11) If my shares of Hackett common stock are bought by Hackett, what happens next?

Hackett will pay any proceeds from the acceptance of a tender offer promptly after the expiration of the tender offer. Stockholders who hold shares of Hackett common stock at Computershare or Morgan Stanley Smith Barney should contact Computershare or Morgan Stanley Smith Barney to determine the results of their participation in the tender offer. All other stockholders should contact their broker directly to determine the results of their participation in the tender offer.

12) What shares might I hold in an account with Computershare?

An account is established at Computershare for each associate that acquires shares of Hackett common stock through the vesting of Hackett RSUs. These shares, as well as any other shares of Hackett common stock that an associate may have transferred to this account, may be held in an account with Computershare. If such shares are held in a Computershare account, the associate will receive instructions on how to tender his or her shares directly from Computershare. Online access to the Computershare accounts is available at www.computershare.com/investor. You may also contact Computershare at 877-373-6374.

13) What shares might I hold in a Morgan Stanley Smith Barney Account?

An account is established at Morgan Stanley Smith Barney for each associate that holds shares obtained in connection with the exercise of Hackett stock options or acquired in connection with participation in the ESPP. These shares, as well as any other shares of Hackett common stock that an associate may have transferred to this account, may be held in an account at Morgan Stanley Smith Barney. If such shares are held in a Morgan Stanley Smith Barney account, the associate will receive instructions on how to tender his or her shares directly from Morgan Stanley Smith Barney. Online access to the Morgan Stanley Smith Barney accounts is available at www.benefitaccess.com. You may also contact Morgan Stanley Smith Barney at 800-688-6002.

14) What do associates who hold shares of Hackett common stock in a Computershare Account or in a Morgan Stanley Smith Barney Account do if they want to tender these shares?

Computershare and Morgan Stanley Smith Barney will send the Offer to Purchase and instructions on how to tender shares in the tender offer by mail to the address on file for each account holder. If you wish to participate in the tender offer, you must follow the instructions contained in the Offer to Purchase or contact Computershare or Morgan Stanley Smith Barney at the telephone numbers provided above.

15) How does an associate tender shares that are not held in a Computershare Account or in an account with Morgan Stanley Smith Barney?

If an associate holds shares in an account outside of Computershare or a Morgan Stanley Smith Barney, they will receive in the mail from their broker or financial institution the Offer to Purchase document and instructions for how to participate in the tender offer. You may have already received these documents. If you wish to participate in the tender offer, you must follow the instructions contained in the Offer to Purchase. You may call Georgeson Inc., the information agent for the tender offer, at 887-278-9672 (toll free) if you have questions.

16) How does an associate tender shares of Hackett common stock held in certificate form?

Vested shares of Hackett common stock held in certificate form may be tendered in the tender offer. If you are uncertain about how many shares of Hackett common stock held in unregistered certificate form are vested and are eligible to be tendered, please contact Michelle Ramirez, Director, Human Resources, 786-497-7812. Unregistered shares may be tendered in the tender offer. You do not need to have the restrictive legends removed from any unregistered shares in order to participate in the tender offer. However, you may only tender shares that have vested. If you attempt to tender more shares than in which you have vested, the vested amount will be used to calculate the number of shares actually tendered and will be used in connection with any proration required in the event that the tender offer is oversubscribed.

If you hold certificated shares that remain in your possession or have been placed on deposit with a broker, you will receive in the mail from Hackett via Computershare the Offer to Purchase document and instructions for how to participate in the tender offer. You may have already received this mailing. If you wish to participate in the tender offer, you must follow the instructions contained in the Offer to Purchase.

17) Why was I sent multiple versions of the tender offer documents?

Computershare, Morgan Stanley Smith Barney and any other institution or broker with whom an individual holds shares of Hackett common stock are each required to provide a copy of the Offer to Purchase document to stockholders. If you are interested in tendering shares of Hackett common stock, it is important to read carefully the package provided by the broker or institution through which you hold the shares and to follow the instructions for tendering contained in the package.

This communication is not an offer to buy or the solicitation of an offer to buy any shares of our Common Stock. The solicitation and offer to buy Common Stock is being made pursuant to the Offer to Purchase and the other tender offer documents which we began mailing to stockholders on February 22, 2012. A free copy of the Offer to Purchase and the other tender offer documents have been filed with the SEC and may be obtained free of charge from the SEC’s website at www.sec.gov or from Hackett’s website at www.thehackettgroup.com, or by calling Georgeson Inc., the information agent for the tender offer, at (877) 278-9672 (toll free). These materials contain important information about the offer. Stockholders are urged to read these materials carefully prior to making any decision with respect to the offer. Stockholders who have questions may call BofA Merrill Lynch, the dealer-manager for the tender offer, at (888) 803-9655, Georgeson Inc., the information agent for the tender offer, at (877) 278-9672 (toll free), or Morgan Stanley Smith Barney at (800) 688-6002.